UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. __3_____)*

                    Lunn Industries, Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $ .01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         550425102
               ____________________________________
                         (CUSIP Number)


Check the following box if a fee is being paid with this

statement | |.  (A fee is not required only if the filing person:

(1) has a previous statement on file reporting beneficial

ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).  (See Rule 13d-7).



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).























CUSIP No.550425102              13G         Page  2   of   12



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Special Situations Fund III, L.P.  ("The Fund")

     F13-3737427

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     Delaware

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 NUMBER OF     (5) SOLE VOTING POWER              186,000

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER             None

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER         186,000

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER        None

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(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     186,000

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     1.6

----------------------------------------------------------------

(12) TYPE OF REPORTING PERSON*



     IV

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CUSIP No.550425102             13G             Page  3  of  12



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     MGP Advisers Limited Partnership ("MGP)

     F13-3263120

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     Delaware

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 NUMBER OF     (5) SOLE VOTING POWER              None

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER            None

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER         186,000

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER       None

----------------------------------------------------------------

(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     186,000

----------------------------------------------------------------

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



----------------------------------------------------------------

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     1.6

----------------------------------------------------------------

(12) TYPE OF REPORTING PERSON*



     IA

----------------------------------------------------------------























CUSIP No.550425102              13G         Page  4  of  12



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     AWM Investment Company, Inc. ("AWM")

     11-2086452

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     Delaware

----------------------------------------------------------------

 NUMBER OF     (5) SOLE VOTING POWER              26,000

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER           None

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER         212,000

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER      None

----------------------------------------------------------------

(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     212,000

----------------------------------------------------------------

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



----------------------------------------------------------------

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     1.9

----------------------------------------------------------------

(12) TYPE OF REPORTING PERSON*



     IA

----------------------------------------------------------------























CUSIP No.550425102              13G         Page  5   of   12



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Austin W. Marxe

     ###-##-####

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     United States

----------------------------------------------------------------

 NUMBER OF     (5) SOLE VOTING POWER              26,000

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER           186,000

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER        212,000

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER       None

----------------------------------------------------------------

(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     212,000

----------------------------------------------------------------

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



----------------------------------------------------------------

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     1.9

----------------------------------------------------------------

(12) TYPE OF REPORTING PERSON*



     IN

----------------------------------------------------------------























                                             Page 6 of 12 Pages



Item 1.

(a)  Name of Issuer:  Lunn Industries, Inc.

(b)  Address of Issuer's Principal Executive Offices:

     1617 Straight Path, Wyandanch, NY  11798

Item 2.

(a)-(c)   Name of Person Filing; Address of Principal Business

     Office; and Place of Organization:  This statement is

     filed on behalf of (i) Special Situations Fund III, L.P.,

     a Delaware limited partnership (the "Fund"), (ii) MGP

     Advisers Limited Partnership, a Delaware Limited

     Partnership ("MGP"), (iii) AWM Investment Company, Inc.,

     a Delaware corporation ("AWM") and (iv) Austin W. Marxe.

     Each of the foregoing is hereinafter individually

     referred to as a "Reporting Person" and collectively as

     the "Reporting Persons."  The principal office and

     business address of the Reporting Persons is 153 East 53

     Street, New York, New York 10022.   The busines of the

     Fund is to acquire, purchase, invest in, sell, convey,

     transfer, exchange and otherwise trade in principally

     equity and equity related securities.  MGP is a general

     partner of and investment adviser to the Fund.  MGP is

     registered as an investment adviser under the Investment

     Advisers Act of 1940, as amended.  The principal business

     of MGP is to act as a general partner of and investment

     adviser to the Fund.  AWM, a Delaware corporation

     primarily owned by Austin Marxe, serves as the sole

                                        Page 7 of 12 Pages

     general partner of MGP.  AWM is a registered investment

     adviser under the Investment Advisers Act of 1940 and

     also serves as the investment adviser to, and general

     partner of, Special Situations Cayman Fund, L.P., a

     limited partnership formed under the laws of the Cayman

     Islands (the "Cayman Fund").  Austin W. Marxe is also the

     principal limited partner of MGP and is the President and

     Chief Executive Officer of AWM.  Mr. Marxe is principally

     responsible for the selection, acquisition and

     disposition of the portfolio securities by AWM on behalf

     of MGP, the Fund and the Cayman Fund.

2(b)      Title of Class of Securities: See cover sheets.

2(c)      CUSIP Number:  See cover sheets.

Item 3.   If this statement is filed pursuant to Rule 13d-

          1(b), or 13d-2(b), check whether the person filing

          is a:

(a) ( )   Broker or Dealer registered under section 15 of the

          Act

(b) ( )   Bank as defined in section 3(a) (6) of the Act

(c) ( )   Insurance Company as defined in section 3(a) (19) of

          the Act

(d) (x)   Investment Company registered under section 8 of the

          Investment Company Act

(e) (x)   Investment Adviser registered under section 203 of

          the Investment Advisers Act of 1940



                                        Page 8 of 12 Pages

(f) ( )   Employee Benefit Plan, Pension Fund which is subject

          to the provisions of the Employee Retirement Income

          Security Act of 1974 or Endowment Fund

(g) (x)   Parent Holding Company, in accordance with $240.13d

          -1 (b) (ii) (G)

(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii)

          (H)

See Exhibit A attached hereto.

Item 4.   Ownership:

(a)  Amount Beneficially Owned: 212,000 shares of Common Stock are beneficially owned by Austin W. Marxe and AWM; of

     which 186,000 shares are owned by the Fund and 26,000

     shares are owned by the Cayman Fund. 186,000 shares of

     Common Stock are beneficially owned by the Fund and MGP.

(b)  Percent of Class:  1.9 percent of the Common Stock are

     beneficially owned by Austin Marxe and AWM.  1.6 percent

     of the Common Stock are beneficially owned by MGP and the

     Fund.

(c)  Number of Shares as to Which Such Person Has Rights to

      Vote and/or Dispose of Securities:  The Fund has the

     sole power to vote or to direct the vote and to dispose

     or to direct the disposition of all securities reported

     hereby which are beneficially owned by the Fund.  MGP has

     the sole power to dispose or to direct the disposition of

     all securities reported hereby which are beneficially

     owned by MGP.  AWM has the the sole power to vote or to

                                        Page 9 of 12 Pages

     direct the vote of securities reported hereby which are

     beneficially owned by AWM by virtue of it being the

     Investment Adviser to the Special Situations Cayman Fund,

     L.P..  AWM has the sole power to dispose or to direct the

     disposition of all securites reported hereby which are

     beneficially owned by AWM.  Austin Marxe has the sole

     power to vote or to direct the vote of securities

     reported hereby which are beneficially owned by Austin

     Marxe by virtue of being the primary owner of and

     President and Chief Executive Officer of AWM.  Austin W.

     Marxe has shared power to vote or to direct the vote of

     all shares beneficially owned by Austin Marxe by virtue

     of being an Individual General Partner of the Fund.

     Austin W. Marxe has the sole power to dispose or to

     direct the disposition of all securities reported hereby

     which are beneficially owned by Austin Marxe.

Item 5. Ownership of Five Percent or Less of a Class:  If this statement is being filed to report the fact that as of

     the date hereof the reporting person has ceased to be the

     beneficial owner of more that five percent of the class

     of securities, check the following   x .

Item 6.Ownership of More than Five Percent on Behalf of

     Another Person:  The Fund and the Cayman Fund as owners

     of the securities in question, have the right to receive

     any dividends from, or proceeds from the sale of, such

     securities.

                                        Page 10 of 12 Pages

Item 7. Identification and Classification of the Subsidiary

Which Acquired the Security being Reported on By the Parent

Holding Company:  See Exhibit A attached hereto.

Item 8. Identification and Classification of Members of the

 Group:  Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.  Certification:

               Each of the undersigned certifies that, to the

     best of its or his knowledge and belief, the securities

     referred to above were acquired in the ordinary course of

     business and were acquired for the purpose of and do not

     have the effect of changing or influencing the control of

     the issuer of such securities and were not acquired in

     connection with or as a participant in any transaction

     having such purpose or effect.























                                        Page 11 of 12 Pages



                          SIGNATURE



     After reasonable inquiry and to the best of his knowledge

and belief, each of the undersigned certifies that the

information set forth in this statement is true, complete and correct.



Dated: January 29, 1997





                    SPECIAL SITUATIONS FUND III, L.P.







                    By:/s/ Austin W. Marxe

                       Austin W. Marxe

                       Individual General Parnter



                    MGP ADVISERS LIMITED PARTNERSHIP

                    By: AWM Investment Company, Inc.







                    By:/s/ Austin W. Marxe

                        Austin W. Marxe

                        President and Chief Executive Officer



                    AWM INVESTMENT COMPANY, INC.







                    By: /s/ Austin W. Marxe

                        Austin W. Marxe

                        President and Chief Executive Officer









                         /s/ Austin W. Marxe

                         AUSTIN W. MARXE









                                        Page 12 of 12 Pages











                          EXHIBIT A





     This Exhibit explains the relationship between the

Reporting Persons.  AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers

Act of 1940, as amended.  MGP is a general partner of and

investment adviser to the Fund.  AWM is a registered

investment adviser under the Investment Advisers Act of 1940 and also serves as the general partner of, and investment

adviser to, the Cayman Fund.  Austin W. Marxe is the principal owner and President of AWM.